Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 5)*



                        Federal Mogul Corporation

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                313549107

                              (CUSIP Number)

                            December 29, 2000

         (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.
     95-4154357

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  7,400


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  7,400
   PERSON
   WITH:

              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,400   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%


 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No. 5

Item 1(a)   Name of issuer:
       Federal Mogul Corporation

Item 1(b)   Address of issuer's principal executive offices:
       26555 Northwestern Highway
       Southfield, MI 48034

Item 2(a)   Name of person(s) filing:
       Capital Group International, Inc.

Item 2(b)   Address or principal business office or, if none,
       residence:
       11100 Santa Monica Blvd.
       Los Angeles, CA  90025

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of class of securities:
       Common Stock

Item 2(e)   CUSIP No.:
       313549107

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:
       (g)   [X]   A parent holding company or control person in
            accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See page 2

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       N/A

Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

CUSIP: 313549107                                                Page 3 of 4

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       1.
          Capital Guardian Trust Company is a bank as defined in
          Section 3(a)(6) of the Act and a wholly owned subsidiary of Capital Group International, Inc.

       2.
          Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc.

Item 8   Identification and Classification of Members of the Group:
       N/A

Item 9   Notice of Dissolution of Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          January 9, 2001


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Chairman

                       Capital Group International, Inc.




        *By

               Michael J. Downer
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2000 with respect to Acclaim Entertainment, Inc